April 11, 2006

Via Facsimile (864) 250-2349 and U.S. Mail

John Jennings, Esq.
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, NE
Atlanta, GA  30309

RE:	CNB Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 31, 2006, by Willis J. Duncan and W. Jennings Duncan
      File No. 000-24523

	Preliminary Proxy Statement
	Filed April 4, 2006
      File No. 000-24523

Dear Mr. Jennings:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials

Summary, page 1
1. Your disclosure in the last paragraph of page 1 of your letter (continuing on page 2) implies that the Mr. Cutts, Mr. Lovelace and
Mr. Smith manipulated Mr. Hucks and Mr. Dusenbery in obtaining their support for the matters conducted at CNB`s board of directors meeting on June 14, 2005. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Sarbanes-Oxley, page 4
2. Please provide us supplemental support for the October 12, 2004 letter you state Mr. Lovelace wrote to the board of directors.

Secret Planning and Conflicts of Interest, page 4
3. Your section heading implies that "secret" meetings held by Mr. Cutts, Mr. Lovelace and Mr. Smith were improper in nature. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.
4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure throughout this section with respect to meetings that took place and what was specifically discussed at those meetings. Please confirm that in future filings you will identify such disclosure as your belief or disclose your support for the disclosure. Also, provide us with detailed support for each disclosure of the type described above and included in this section of the filing.
5. Your disclosure that at the shareholders` meeting held on May
10,
2005 shareholders were not informed of other matters then being considered by the board of directors implies that the board of directors acted improperly and that it may have violated its fiduciary duties. Similarly, your disclosure for May 11, 2005 that
Mr. Cutts, Mr. Lovelace and Mr. Smith had a "scheme" and that shareholders "were kept in the dark" implies that those directors were acting improperly and that they may have violated their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Compensation of Hucks and Dusenbery, page 10
6. Refer to your disclosure regarding the June 14, 2005 action described immediately after the table on page 11. Please confirm that in future filings you will refer to the compensation committee as a committee of the board of directors and not of the Group of Five.
7. Refer to your disclosure in the third full paragraph of page
12.
Your disclosure that it is "not surprising that since June 14, 2005, the Group of Five has hired a consultant whose opinion is that the raises the Group of Five gave Hucks and Dusenbery ... are within an acceptable range." implies that the selection and hiring of the consultant was in some way improper. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.
8. Please provide us supplemental support for your assertion that the
Group of Five did not comply with SEC regulations in connection with the employment agreements of Mr. Hucks and Mr. Dusenbery. Also, confirm that in future filings you will refer to the company`s failure to comply with those regulations. Apply the previous sentence to all future references to the Group of Five and the company.
9. You imply in the last paragraph of page 12 that the execution of the employment agreements was improper because Mr. Dusenbery acted on behalf of the company in executing Mr. Hucks`s agreement and because
Mr. Hucks acted on behalf of the company in executing Mr. Dusenbery`s agreement. Please explain to us what is improper about these actions. Alternatively, confirm that you will revise future materials to avoid the implication. Refer to Rule 14a-9.

Employee Compensation, page 13
10. Please provide us supplemental support for your disclosure in the second paragraph of this section.

Proven Long-Term Performance, page 14
11. Please confirm that in future filings you will provide the data points for your graph. Refer to Rule 304 of Regulation S-T. In addition, provide us supplementally the disclosure required by that rule.

Conclusion, page 16
12. We note your references to the results of the referendum. Please clarify in all future filings that any referendum signed and delivered by security holders imposes no restriction, and has no bearing, on the security holder`s ability to vote at the meeting. Also clarify in future filings that the company`s board of directors had no obligation to act in response to your referendum.



Preliminary Proxy Statement
13. Please revise your proxy statement in response to the foregoing comments.
14. In your proxy statement you refer security holders to information that you are required to provide and will be contained in CNB Corporation`s proxy statement for the 2006 Annual Meeting. We note on page 13 that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before CNB Corporation distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company`s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.
15. Advise us, with a view toward disclosure, why all of the nominees have not been identified on the cover page and throughout the proxy statement as persons filing the Schedule 14A.

Cover Letter
16. Your disclosure in the first paragraph that your nominees "can be trusted to always act in the best interests of the shareholders..."
(emphasis added) implies that the company`s nominees do not always act in the best interests of the shareholders and that they are not fulfilling their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise the disclosure to comply with the requirements of the rule cited above.

CNB Nominee-William Benson, page 9
17. Please provide us supplementally Mr. Benson`s consent to be named in your proxy statement and to serve if elected.
18. Refer to your disclosure regarding CNB attempting to enlarge its board of directors. Please tell us your basis for making this disclosure. Also, please provide support in your proxy statement to explain why such action would be unlawful or delete the characterization. We remind you that you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Voting and Proxy Procedures - Solicitation of Proxies, page 12
19. We note that the filing persons may employ various methods to solicit proxies, including mail, e-mail, internet web postings, facsimile, telephone, in person or by advertisements. Please tell us which internet sites you plan to use. In addition, be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Additional Participant Information, page 12
20. Please clarify that, as a result of providing the necessary consent, Mr. Benson is a participant in your solicitation and provide all of the participant information required by Item 5(b) of Schedule
14A with respect to Mr. Benson.
21. Please clarify here, and elsewhere in your proxy statement as necessary, that Mr. Jennings Duncan is a director of the company and will continue being a director after the meeting.
22. Refer to the last full paragraph on page 13. Please tell us why you need to qualify your disclosure with respect to the participants.
What prevents you from knowing this information and disclosing it without a disclaimer. Please explain or delete the qualifier.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions

??

??

??

??

John Jennings, Esq.
Nelson Mullins Riley & Scarborough LLP
April 11, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE